Filed Pursuant to Rule 433
Registration No. 333-195373
February 2, 2017

Final Term Sheet

Depositary Shares Each Representing a 1/25th Interest
in a Share of Series J Non-Cumulative Perpetual Preferred Stock

Issuer:	U.S. Bancorp

Security:	Depositary shares, each representing 1/25th interest in a Share of Series J Non-Cumulative Perpetual Preferred Stock

Size:	$1,000,000,000 (1,000,000 depositary shares)

Maturity:	Perpetual

Expected Ratings*:	A3 / BBB / BBB+ / A (Moody’s / S&P / Fitch / DBRS)

Liquidation Preference:	$25,000 per share (equivalent to $1,000 per depositary share)

Dividend Rate (Non-Cumulative):	At a rate per annum equal to 5.300% from the date of issuance to, but excluding, April 15, 2027, and thereafter at a floating rate per annum equal to three-month LIBOR plus a spread of 2.914%

Dividend Payment Date:	To April 15, 2027, each April 15 and October 15, commencing on April 15, 2017, and thereafter, each 15th day of January, April, July and October of each year.

Day Count Convention:	From the date of issuance to, but excluding, April 15, 2027, 30/360, and from, and including, April 15, 2027, Actual/360.

Optional Redemption:

The Series J Preferred Stock may be redeemed in whole, or in part, on or after April 15, 2027 at a redemption price equal to $25,000 per share (equivalent to $1,000 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends.  The Series J Preferred Stock may be redeemed in whole, but not in part, prior to April 15, 2027 upon the occurrence of a “regulatory capital treatment event,” as described in the prospectus supplement, at a redemption price equal to $25,000 per share (equivalent to $1,000 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends.

Trade Date:	February 2, 2017

Settlement Date:	February 13, 2017 (T+7)

Public Offering Price:	$1,000.00 per depositary share

Underwriting Discount:	$10.00 per depositary share

Net Proceeds (before expenses) to Issuer:	$990,000,000

Joint Book-Running Managers:	U.S. Bancorp Investments, Inc. Barclays Capital Inc. Morgan Stanley & Co. LLC

Listing:	The depositary shares will not be listed on any securities exchange.

CUSIP / ISIN:	902973AZ9 / US902973AZ90

*    A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

This communication is intended for the sole use of the person to whom it is provided by us.  The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling U.S. Bancorp Investments, Inc. at 1-877-558-2607, Barclays Capital Inc. at 1-888-603-5847 or Morgan Stanley & Co. LLC at 1-866-718-1649.

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